UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                               SEA CONTAINERS LTD.
                               -------------------
                                (Name of Issuer)

                   Class A Common Shares, par value $.01 each
                   ------------------------------------------
                         (Title of Class of Securities)

                                   811371 70 7
                                   -----------
                                 (CUSIP Number)

                               Vincent Monte-Sano
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 20, 2006
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811371 70 7

1    NAME OF REPORTING PERSON:  James B. Sherwood
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITLES ONLY):
     Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a) [ ]
                                                                    (b) [x]

3    SEC USE ONLY

4    SOURCE OF FUNDS:  Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                             [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION: United States


   NUMBER OF      7     SOLE VOTING POWER: 1,009,096 Shares
    SHARES
 BENEFICIALLY     8     SHARED VOTING POWER:   -0-
   OWNED BY
    EACH          9     SOLE DISPOSITIVE POWER: 1,009,096 Shares
  REPORTING
 PERSON WITH      10    SHARED DISPOSITIVE POWER:   -0-


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON: 1,009,096 Shares

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  3.8%

14    TYPE OF REPORTING PERSON: IN


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

     This is Amendment No. 5 to the Statement on Schedule 13D of James B. Sherwood, relating to his beneficial ownership of the class A common shares, par value $.01 each (the "SCL A Shares"), of Sea Containers Ltd., a Bermuda company ("SCL"). Except as amended below, the information in the Schedule 13D of Mr. Sherwood as previously amended through Amendment No. 4 remains substantially unchanged and in full effect.

Item 3. Source and Amount of Funds or Other Consideration

     ITEM 3 IS HEREBY AMENDED TO ADD THE FOLLOWING:

     Not applicable.

Item 4. Purpose of Transaction

     ITEM 4 IS HEREBY AMENDED TO ADD THE FOLLOWING:

     Mr. Sherwood retired as the Chairman of the Board of SCL effective March 20, 2006. Mr. Sherwood may sell any or all of his SCL A Shares (i) as permitted by the applicable provisions of Rule 144 under the Securities Act of 1933, (ii) pursuant to paragraph (k) of Rule 144 once he has not been an "affiliate" of SCL's for three months, or (iii) in compliance with other available exemptions from registration under the Securities Act of 1933.

     Apart from the abovementioned sales of SCL A Shares, Mr. Sherwood has no present plans or proposals which relate to or would result in:

          (a) the acquisition by any person of additional securities of SCL, or the disposition of securities of SCL;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization, or liquidation, involving SCL or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of SCL or any of its subsidiaries;

          (d) any change in the present board of directors or management of SCL, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of SCL;

          (f)  any  other  material   change  in  SCL's  business  or  corporate
               structure;

          (g) changes in SCL's charter or by-laws or other actions which may impede the acquisition of control of SCL by any person;

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


          (h)  a class of  securities  of SCL  being  delisted  from a  national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of SCL becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j)  any action similar to any of those enumerated above.

Item 5. Interest in the Securities of the Issuer

     ITEM 5 IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     (a) and (b) Mr. Sherwood currently is the beneficial owner of 1,009,096 SCL A Shares, or approximately 3.8% of those outstanding.

     The  foregoing  does not include an  aggregate of  12,900,000  SCL A Shares issuable upon conversion of a like number of the class B common shares, par value $.01 each, of SCL (the "SCL B Shares"). These shares are owned by
Contender 2 Ltd., a Bermuda company and a wholly-owned subsidiary of SCL ("Contender"). Under Bermuda law, the shares owned by subsidiaries are outstanding and may be voted. Voting and dispositive power with respect to the SCL B Shares owned of record by Contender is exercised by Contender's board of directors, of which Mr. Sherwood was one of five members until March 20, 2006. Mr. Sherwood has always disclaimed, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, that he is the beneficial owner of the SCL B Shares owned by Contender and its predecessor companies for purposes of Section 13(d) or (g) of the said Act, as well as the SCL A Shares into which such SCL B Shares are convertible.

     (c) Since the filing of the most recent amendment to this Statement (Amendment No. 4) on May 7, 2003, Mr. Sherwood has not effected any transactions in the SCL A Shares, except that on May 16, 2006, he converted 978,596 SCL B Shares into 978,596 SCL A shares.

     (d) No person other than Mr. Sherwood has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the SCL A Shares beneficially owned by him.

     (e) As a result of increases in the SCL A Shares outstanding, occurring mainly in connection with exercises of employee stock options and conversions of SCL B Shares into SCL A Shares, Mr. Sherwood has ceased to be the beneficial owner of more than five percent of the outstanding SCL A Shares, and thus is no longer subject to the requirements of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 with respect to his beneficial ownership, acquisitions and dispositions of SCL A Shares.


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


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 31, 2006



                                            /s/James B. Sherwood
                                            --------------------
                                            James B. Sherwood





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